

TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 APR 16 AM 7:21

82-57

CORPORATE - SECRETARIAL - FACSIMILE



03050079

To:	*The Toronto Stock Exchange* Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange* Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission* Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	April 16, 2003 Time: 16:00 MST
Number of Pages (including Cover)	2

SUPPL

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Re: News Release

Please see attached news release scheduled to cross the Canada News Wire at **08:00 MST on Thursday, April 17, 2003:**

"TransCanada Annual Meeting of Shareholders, and First Quarter 2003 Teleconference and Web Cast Advisory"

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: ______

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

DW 4/21



TransCanada

In business to deliver™

NewsRelease

TransCanada Annual Meeting of Shareholders, and First Quarter 2003 Teleconference and Web Cast Advisory

CALGARY, Alberta – April 17, 2003 – (TSX:TRP) (NYSE:TRP) - TransCanada PipeLines Limited will hold its Annual and Special Meeting of Shareholders beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern) on Friday, April 25, 2003. The meeting will take place at the Roundup Centre (13th Avenue and Third Street S.E.) in Calgary, Alberta. A live audio Web cast of the meeting will be available on TransCanada's Web site at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting Web cast will be archived and available for replay.

TransCanada will release its first quarter 2003 financial results in the morning of Friday, April 25, 2003. The company will hold a teleconference April 25 at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the first quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, May 2, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1402789.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts, then media. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

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Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8515
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	04/16 17:06
USAGE T	00'52
PGS.	2
RESULT	OK